UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 800, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report dated July 22, 2026
99.2	Pre-Acquisition Agreement dated July 13, 2026 (redacted)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

By:	/s/ Colin Germaniuk
Name:	Colin Germaniuk
Title:	President

Date: July 22, 2026

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